FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                November 03, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Restructuring Update dated November 03, 2003


31 October 2003

                               BRITISH ENERGY PLC

                      ("British Energy" or the "Company")

                        UPDATE ON PROPOSED RESTRUCTURING

Following its announcement of 1 October 2003, the Board of British Energy (the " Board") confirms that the initial requirements relating to creditor approvals and sign-ups to the proposed restructuring (the "Proposed Restructuring") of British Energy have been satisfied as follows:

- As at 31 October 2003, Bondholders representing in aggregate with The Royal Bank of Scotland ("RBS") 88.8 per cent. of the combined amount owing to the Bondholders and RBS have signed up to the Proposed Restructuring (Note 1);

- The terms of the Proposed Restructuring have been approved by the credit committee of RBS; and

- As at 31 October 2003, all of the lenders and swap providers in the Eggborough bank syndicate have signed up to the Proposed Restructuring with full credit committee approvals.

As stated in the announcement of 29 October 2003, the financial impact of recent events at the Sizewell B and Heysham 1 nuclear power stations was expected to be material, principally as a result of the need to replace approximately 0.8 TWh of aggregate lost output which had previously been sold forward. The Company now believes that the financial impact of these outages on the Group's cash position will be in the region of GBP25 million to GBP30 million.

Further, the current low level of excess capacity in the UK electricity generation market is resulting in increased volatility in electricity prices, which is in turn increasing the required levels of collateral and the cost of unplanned outages. These and other factors are putting greater pressure on British Energy's liquid resources, which the Company is working to address. As at 30 October 2003, excluding amounts reserved for interest payments, British Energy had cash, including amounts placed as collateral, of GBP375 million. Of this, GBP338 million has been deposited as collateral in support of the Group's trading and operational requirements. As at this date, the Group had drawings of GBP106 million under the credit facility initially provided by the Secretary of State for Trade and Industry (the "Secretary of State") on 9 September 2002, leaving availability under this facility of GBP94 million.

The Proposed Restructuring remains subject to significant uncertainties and a large number of important conditions, including receipt by the Secretary of State of a satisfactory notification from the European Commission that insofar as the proposals involve the grant of State aid by the UK Government, such aid is compatible with the common market. The Secretary of State expects to receive this notification by mid 2004. Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required.

If the assumptions underlying the Proposed Restructuring are not fulfilled or the conditions to the Proposed Restructuring are not satisfied or waived, then the British Energy group of companies (the "Group") may be unable to meet its financial obligations as they fall due and therefore the Group may have to take appropriate insolvency proceedings. The Board considers that, in the event of insolvency, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders.

Please refer to the announcement of 1 October 2003 for a more detailed discussion of the terms and conditions of the Proposed Restructuring.

Contacts:

Paul Heward              +44 1355 262 201  (British Energy, Investor Relations)
Andrew Dowler            +44 20 7831 3113  (Financial Dynamics, Media)

Note 1: Excluding RBS, holders of 88.9 per cent. of the GBP109,861,000 5.949 per cent. guaranteed bonds due 2003, 80.9 per cent of the GBP163,444,000 6.077 per cent. guaranteed bonds due 2006 and of 95.1 per cent. of the GBP134,586,000
6.202 per cent. bonds due 2016 have signed up to the Proposed Restructuring.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 03, 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations